Prospectus Supplement No. 7	Filed Pursuant to Rule 424(b)(3) and Rule 424(b)(7)
(To Prospectus dated August 22, 2006)	Registration Number 333-136819
$143,750,000
QUANTA SERVICES, INC.
3.75% Convertible Subordinated Notes Due 2026
and the Common Stock Issuable Upon Conversion of the Notes

     This prospectus supplement relates to the resale by the selling security holders named herein of our 3.75% Convertible Subordinated Notes Due 2026 and the shares of our common stock issuable upon conversion of the notes.
     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the original prospectus dated August 22, 2006, Supplement No. 1 to such prospectus dated August 31, 2006, Supplement No. 2 to such prospectus dated September 14, 2006, Supplement No. 3 to such prospectus dated September 28, 2006, Supplement No. 4 to such prospectus dated November 1, 2006, Supplement No. 5 to such prospectus dated January 11, 2007 and Supplement No. 6 to such prospectus dated January 31, 2007. The terms of the notes are set forth in the original prospectus.
Investing in these securities involves risks. See “Risk Factors” beginning on page 10 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or the shares of common stock issuable upon conversion of the notes or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 25, 2007.

SELLING SECURITY HOLDERS
     The information in the table appearing under the heading “Selling Security Holders” in the prospectus is amended by adding the information below with respect to persons not previously listed in the prospectus and by supplementing the information with respect to other persons previously listed in the prospectus that are listed below. This information was furnished to us by the selling security holders listed below on or before April 24, 2007.
     Based on information provided by the selling security holders, none of the selling security holders has held any position or office or has had any material relationship with us within the past three years.

Shares of
	Principal		Shares of		Common
	Amount of		Common		Stock
	Notes		Stock	Shares of	Beneficially	Percentage
	Beneficially	Percentage	Beneficially	Common	Owned	of Common
	Owned and	of Notes	Owned Prior	Stock	After	Stock
Name	Offered	Outstanding	to Offering	Offered	Offering	Outstanding
Fidelity Financial Trust: Fidelity
Convertible Securities Fund (1)	$7,000,000	4.87%	312,361	312,361	—	—

Fidelity Financial Trust: Fidelity
Strategic Dividend and Income Fund (1)	$3,000,000	2.09%	133,869	133,869	—	—

(1)	The entity is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the Fund each has sole power to dispose of the securities owned by the Fund. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees. The Fund is an affiliate of a broker-dealer.
PLAN OF DISTRIBUTION
     This Plan of Distribution supersedes and replaces the Plan of Distribution set forth in the prospectus only with respect to the sale of securities by selling security holders named in this prospectus supplement.
     The selling security holders named in this prospectus supplement, or their pledgees, donees, transferees, or any of their successors in interest selling securities received from a named selling security holder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus supplement (all of whom may be selling security holders), may sell the notes and the shares of common stock issuable upon conversion of the notes covered by this prospectus supplement, which we collectively refer to in this section as securities, from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling security holders may sell the securities by one or more of the following methods, without limitation:
(a) block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(b) purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;
(c) an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;
(d) ordinary brokerage transactions and transactions in which the broker solicits purchases;

(e) privately negotiated transactions;
(f) short sales;
(g) through the writing of options on the securities, whether or not the options are listed on an options exchange;
(h) through the distribution of the securities by any selling security holder to its partners, members or stockholders; and
(i) any combination of any of these methods of sale.
     The selling security holders may also transfer the securities by gift. We do not know of any arrangements by the selling security holders for the sale of any of the securities.
     The selling security holders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling security holder. Broker-dealers may agree with a selling security holder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling security holder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling security holders may also sell the securities in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.
     Our outstanding common stock is listed for trading on the New York Stock Exchange under the symbol “PWR.” We do not intend to list the notes on any securities exchange or automated quotation system. We cannot assure you as to the liquidity of any trading market for the notes that may develop.
     In order to comply with the securities laws of some jurisdictions, if applicable, the holders of securities may offer and sell those securities in such jurisdictions only through registered or licensed brokers or dealers. In addition, under certain circumstances, in some jurisdictions the securities may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or an exemption from registration or qualification requirements is available and is complied with.
     From time to time, one or more of the selling security holders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling security holders. The number of a selling security holder’s securities offered under the prospectus will decrease as and when it takes such actions. The plan of distribution for that selling security holder’s securities will otherwise remain unchanged. In addition, a selling security holder may, from time to time, sell the securities short, and, in those instances, the prospectus and accompanying prospectus supplements may be delivered in connection with the short sales and the securities offered under the prospectus may be used to cover short sales.
     To the extent required under the Securities Act, the aggregate amount of selling security holders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling security holder and/or purchasers of selling security holders’ securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).
     The selling security holders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions. Each of Fidelity Financial Trust: Fidelity Convertible Securities Fund and Fidelity Financial Trust: Fidelity Strategic Dividend and Income Fund informed us that it is an affiliate of a registered broker-dealer. Each of such selling security holders has also informed us that (1) it purchased the notes in the ordinary course of business and (2) at the time that the notes were purchased, it had no agreements or understandings, directly or indirectly, with any person to distribute the notes.

     A selling security holder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling security holder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling security holder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling security holder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.
     The selling security holders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling security holders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling security holders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.
     We entered into a registration rights agreement for the benefit of holders of the securities to register their securities under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross indemnification of the selling security holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the securities, including liabilities under the Securities Act.
     The securities offered hereby were originally issued to the selling security holders pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register the securities under the Securities Act, and to use commercially reasonable efforts to keep the registration statement of which this prospectus supplement is a part effective until the earlier of: (a) two years after the last date of the original issuance of any of the notes, (b) the sale pursuant to the registration statement or pursuant to Rule 144 under the Securities Act of all the securities, (c) the date when all securities cease to be outstanding, and (d) the date when the holders of the securities are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act. We have agreed to pay all expenses in connection with this offering, but not including underwriting discounts, concessions, commissions or fees of the selling security holders or any fees and expenses of counsel or other advisors to the selling security holders.
     We will not receive any proceeds from sales of any securities by the selling security holders.
     We cannot assure you that the selling security holders will sell all or any portion of the securities offered hereby.